SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (Amendment No. __)(1)
                              Halsey Drug Co., Inc.
                              ---------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   406369 10 8
                                   -----------
                                 (CUSIP Number)

                              George Abrahams, Esq.
                    Wolf, Block, Schorr and Solis-Cohen, LLP
                                 250 Park Avenue
                            New York, New York 10177
                             Tel. No. (212) 986-1116
                             -----------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 10, 1998
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 107 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406369-10-8               13D                     Page 2 of 107 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Galen Partners III, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            13,397,926
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             13,397,926
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,397,926

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       46.9%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 406369-10-8               13D                     Page 3 of 107 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Galen Employee Fund III, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            58,758
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             58,758
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       58,758

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       .2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 406369-10-8               13D                     Page 4 of 107 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Galen Partners International III, L.P.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [ ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            1,484,731
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             1,484,731
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,484,731

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

     This Statement covers a total of 14,941,415 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold (i) 5% Convertible Senior Secured Debentures due March 15, 2003, of the Company in the aggregate principal amount of $17,200,000 (the "Debentures"), which as of the date hereof are convertible into an aggregate of 11,466,667 shares of Common Stock, (ii) warrants for the purchase of an aggregate of 1,737,374 shares of Common Stock at an initial purchase price of $1.50 per share (the "$1.50 Warrants") and (iii) warrants for the purchase of an aggregate of 1,737,374 shares of Common Stock at an initial purchase price of $2.375 per share (the "$2.375 Warrants" and together with the $1.50 Warrants, the "Warrants"). The Debentures and Warrants are referred to herein, collectively, as the "Securities."

     The Company's principal executive offices are located at 1827 Pacific Street, Brooklyn, New York 11233.

Item 2. Identity and Background.

     This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen Intl") and Galen Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnership (each, a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), each Reporting Person may be deemed to beneficially own the Securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgment of shared voting or dispositive power by any Reporting Person with respect to any of the Securities held by any other Reporting Person.

     William R. Grant, Bruce F. Wesson, L. John Wilkerson, David Jahns, Srini Conjeevaram and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C. ("Claudius"), the general partner of each of Galen and Galen Intl. Bruce F. Wesson is the President of Wesson Enterprises, Inc. ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Each of Messrs. Grant, Wesson, Wilkerson, Jahns and Shroff are citizens of the United States of America; Mr. Conjeevaram is a lawful permanent resident of the United States of America and a citizen of India. Messrs. Grant, Wesson,
Wilkerson, Jahns, Conjeevaram and Shroff, together with Claudius and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons."

     The principal place of business and the principal office of each of the Reporting Persons and Related Persons are at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The funds for the acquisition of the Securities were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

     The Securities were acquired by the Reporting Persons at a purchase price equal to the principal amount of Debentures comprising a part of the Securities which were purchased. The purchase prices paid by each of Galen Intl and GEF were $15,423,195, $1,709,167 and $67,638, respectively, and were all paid in cash.

Item 4. Purpose of Transaction.

     The Company, the Reporting Persons and certain other persons have entered into a Debenture and Warrant Purchase Agreement, dated as of March 10, 1998 (the "Purchase Agreement") providing for the purchase by the Reporting Persons and other persons (collectively, the "Investors") of an aggregate of $20,800,000 principal amount of Debentures, $1.50 Warrants to purchase an aggregate of 2,101,010 shares of Common Stock and $2.375 Warrants to purchase an aggregate of 2,101,010 shares of Common Stock and the issuance and delivery to the Investors of instruments evidencing the Debentures and Warrants. The Debentures were at the time of issuance convertible into Common Stock at the rate of one share of Common Stock for each $1.50 principal amount of Debentures (an aggregate of 13,866,666 shares of Common Stock for the Debentures issued to all Investors and 11,466,667 shares of Common Stock for the Debentures issued to the Reporting Persons). The $1.50 Warrants and $2.375 Warrants issued to the Reporting Persons are exercisable for a period of seven years commencing on the issue date thereof for an aggregate of 1,737,374 and 1,737,374 shares of Common Stock, respectively.

     The conversion rates of the Debentures into Common Stock and the exercise prices of the Warrants and the number of shares of Common Stock issuable upon conversion or exercise thereof are subject to adjustment to protect the holders thereof against dilution. In addition, the conversion rates and exercise prices of such Securities are subject to a downward adjustment in the event the liabilities of the Company and its subsidiaries as of February 28, 1998 exceed $27,640,000.

     Pursuant to the Purchase Agreement, the Purchasers are entitled to and have designated two persons to become directors of the Company and such persons were elected as directors on March 10, 1998. The Purchasers also have the right to designate an additional person to be a member of the Board of Directors commencing with the first Annual Meeting of Shareholders of the Company to be held after the closing of the Purchase Agreement, which the Company has agreed in the Purchase Agreement to hold on or prior to June 30, 1998 (the "Next Shareholders Meeting").

     The Company also agreed in the Purchase Agreement to present for approval by shareholders at the Next Shareholders Meeting, proposals to amend the Company's Certificate of Incorporation to increase the number of authorized shares of Common Stock from 20,000,000 to 40,000,000 Shares and to provide that the Debentures shall have the right to vote as part of a single class with all holders of Common Stock of the Company on all matters with the holders of Debentures to have such number of votes as shall equal the number of votes they would have had they converted the entire principal amount of their Debentures into Common Stock immediately prior to the record date relating to such vote.

     In accordance with the Purchase Agreement, certain shareholders of the Company have given to a designee of Galen a proxy to vote all of their shares on the foregoing proposals at the Next Shareholders Meeting. The Reporting Persons and the proxy holder disclaim beneficial ownership of such shares and such shares are not reported herein as beneficially owned by any of the Reporting Persons.

     Pursuant to the Purchase Agreement each Investor, including the Reporting Persons, has been given a right of first refusal, subject to certain limitations, to purchase additional equity securities of the Company (including convertible debt securities) offered for sale by the Company. Such right is exercisable on a pro rata basis among all Investors and certain other persons holding other convertible debentures of the Company. In addition, the Investors were granted an option to purchase on a pro rata basis for a purchase price of $5,000,000 additional Securities on the same terms and conditions as set forth in the Purchase Agreement. The option is exercisable by the holders of a majority in principal amount of the outstanding Debentures. The option expires 18 months after the date of the Purchase Agreement. None of such additional Securities is being reported herein as beneficially owned by any of the Reporting Persons.

     Each of the Reporting Persons acquired its Securities as long-term investments. Except as set forth herein, none of the Reporting Persons presently intends to acquire additional securities of the Company. However, if any Reporting Person believes that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, such Reporting Person may acquire additional securities of the Company. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the Securities.

     Except as set forth herein, the Reporting Persons have no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, each Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at that time.

Item 5. Interest in Securities of the Issuer.

     (a) Each Reporting Person owns or has the right to acquire the number of Securities shown opposite its name:

=========================================================================================================================
(1)                          (2)                       (3)                     (4)                       (5)
-------------------------------------------------------------------------------------------------------------------------
                                                       Number of Shares
                             Number of Shares          of Common Stock                                   Percentage of
                             of Common Stock           which may be                                      Outstanding
                             into which                acquired pursuant                                 Shares of
                             Debentures are            to exercise of          Total of Columns          Common Stock
Reporting Person             Convertible               Warrants                (2) and (3)               (see Note below)
-------------------------------------------------------------------------------------------------------------------------
Galen                        10,282,130                3,115,780               13,397,926                 46.9%
-------------------------------------------------------------------------------------------------------------------------
Galen Intl                    1,139,445                  345,286                1,484,731                  5.2%
-------------------------------------------------------------------------------------------------------------------------
GEF                              45,092                   13,664                   58,758                  0.2%
-------------------------------------------------------------------------------------------------------------------------
   Total                     11,466,667                3,474,730               14,941,415                 52.3%
=========================================================================================================================

     Note: The percentages shown in each row of column (5) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (2) and (3) to 13,597,423 (the number of shares of Common Stock outstanding as of February 28, 1998, such number having been provided by the Company to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (4) by the Total Adjusted Outstanding Shares, and then
(iii) expressing such quotient in terms of a percentage.

     (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

     (c) See Item 3.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See Item 4, which is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

     1. Joint Filing Agreement, dated March 20, 1998, by the Reporting Persons and the Related Persons.

     2.   Purchase Agreement

     3.   Form of Debenture

     4.   Form of $1.50 Warrant

     5.   Form of $2.375 Warrant

     6.   Form of Proxy to Vote on Certain Matters at Next Shareholders Meeting

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


Dated: March 20, 1998

                                     GALEN PARTNERS III, L.P.
                                     By: Claudius, L.L.C., General Partner



                                     By: /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson, Managing Member


                                     GALEN PARTNERS
                                     INTERNATIONAL III, L.P.
                                     By: Claudius, L.L.C., General Partner



                                     By: /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson, Managing Member

                                     GALEN EMPLOYEE FUND III, L.P.
                                     By: Wesson Enterprises, Inc.,
                                         General Partner



                                     By: /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson, President



                                     CLAUDIUS, L.L.C.



                                     By: /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson, Managing Member


                                     WESSON ENTERPRISES, INC.



                                     By: /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson, President



                                     /s/ William R. Grant
                                     ------------------------------------------
                                     William R. Grant



                                     /s/ Bruce F. Wesson
                                     ------------------------------------------
                                     Bruce F. Wesson



                                     /s/ L. John Wilkerson
                                     ------------------------------------------
                                     L. John Wilkerson



                                     /s/ David Jahns
                                     ------------------------------------------
                                     David Jahns



                                     /s/ Srini Conjeevaram
                                     ------------------------------------------
                                     Srini Conjeevaram



                                     /s/ Zubeen Shroff
                                     ------------------------------------------
                                     Zubeen Shroff